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SEC   **06009717**   AMISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 47286

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/05_ AND ENDING _12/31/05_
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _CAROLINA MUNICIPAL SECURITIES, INC._
(FORMERLY COLUMBIA CAPITAL MARKETS, INC.)

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1219 ASSEMBLY STREET, SUITE 201
            (No. and Street)

COLUMBIA   _SC_   _29201_
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALEXIS D. KISTGNEFF   _803-765-2632_
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLIFTON D. BODIFORD
            (Name – if individual, state last, first, middle name)

3700 FOREST DRIVE, SUITE 406   _COLUMBIA_   _SC_   _29260_
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

AUG 2 5 2006

THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

AUG 1 7 2006

BRANCH OF REGISTRATIONS AND
02   EXAMINATIONS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _ALEXIS P. KISFENGFF_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
CAROLINA MUNICIPAL SECURITIES, INC. , as
of _12/31/05_ , 20 _05_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carolina Municipal Securities, Inc.

Financial Statements with
Independent Auditor's Report

December 31, 2005

Carolina Municipal Securities, Inc.

Financial Statements with
Independent Auditor's Report
December 31, 2005

Table of Contents

	Pages
Independent Auditors' Report	2
Financial Statements:	
Statements of Financial Condition	3
Statements of Operations	4
Statements of Changes in Stockholder's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7-9
Supplementary Information:	
Independent Auditors' Report on Supplementary Information	11
Computation of Net Capital Under Rule 15c3-1 of the Securities	
Exchange Commission	12-13
Independent Auditors' Report on Internal Control	14-15

CLIFTON D. BODIFORD
Certified Public Accountant ||

3700 Forest Dr., Suite 406
P.O. Box 6556
Columbia, SC 29260-6556
Phone - (803) 787-4909
Fax - (803) 787-4808

Independent Auditor's Report

The Board of Directors
Carolina Municipal Securities, Inc.
Columbia, South Carolina

I have audited the accompanying statements of financial condition of Carolina Municipal Securities, Inc. (an S Corporation) as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Municipal Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Clifton D. Bodiford, CPA
Columbia, South Carolina
February 10, 2006

Carolina Municipal Securities, Inc.
Statements of Financial Condition

| | December 31, | |
	2005	2004
Assets		
Current Assets:		
Cash	$ 29,011	$ 2,864
Deposits with clearing organization	25,000	25,000
Accounts receivable	73,094	-
Prepaid expenses	1,868	1,908
Total Current Assets	128,973	29,772
Furniture and Equipment, net	4,976	7,466
Total Assets	$ 133,949	$ 37,238
Liabilities and Stockholder's Equity		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 10,396	$ 7,760
Accrued payroll	16,695	2,160
Total Current Liabilities	27,091	9,920
Stockholder's Equity		
Common stock, $10 par value; 100,000 shares authorized; 84,175 shares -2005 and 69,400 shares-2003, issued and outstanding	841,750	694,000
Accumulated deficit	(734,892)	(666,682)
Total Stockholder's Equity	106,858	27,318
Total Liabilities and Stockholder's Equity	$ 133,949	$ 37,238

See accompanying notes.

3

Carolina Municipal Securities, Inc.
Statements of Operations

| | Year Ended December 31, | |
	2005	2004
Revenues:		
Fees	$ 217,923	$ -
Interest	759	295
Total revenues	218,682	295
Expenses:		
Salaries	179,714	33,000
Contribution to 401(K) Plan	28,000	-
Consulting and management fees	12,050	4,800
Dues and subscriptions	6,023	6,991
Telephone	7,959	5,025
Professional services	4,000	6,855
Assessments and fees	1,935	2,525
Other	47,211	36,882
Total expenses	286,892	96,078
Net income (loss)	$ (68,210)	$ (95,783)

See accompanying notes.

Carolina Municipal Securities, Inc.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2005 and 2004

	Number of Shares	Amount	Accumulated Deficit	Total Stockholder's Equity
Balances, December 31, 2003	60,700	$ 607,000	$ (570,899)	$ 36,101
Stock issued	8,700	87,000	-	87,000
Net (loss)	-	-	(95,783)	(95,783)
Balances, December 31, 2004	69,400	694,000	(666,682)	27,318
Stock issued	14,775	147,750	-	147,750
Net (loss)	-	-	(68,210)	(68,210)
Balances, December 31, 2005	84,175	$ 841,750	$ (734,892)	$ 106,858

See accompanying notes.

5

Carolina Municipal Securities, Inc.
Statements of Cash Flow

| | Year Ended December 31, | |
	2005	2004
Cash flows from operating activities		
Cash received from customers	$ 205,194	$ -
Cash paid to suppliers and consultants	(327,556)	(87,103)
Interest received	759	295
Net cash (used) by operating activities	(121,603)	(86,808)
Cash flows from financing activities		
Issuance of common stock	147,750	87,000
Net cash provided by financing activities	147,750	87,000
Cash flows from investing activities		
Purchases of furniture and equipment	-	(553)
Net cash used by investing activities	-	(553)
Net increase in cash	26,147	(361)
Cash at beginning of year	2,864	3,225
Cash at end of year	$ 29,011	$ 2,864
Reconciliation of net income to net cash provided by operating activities:		
Net income (loss)	$ (68,210)	$ (95,783)
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:		
Depreciation expense	2,490	3,114
Changes in assets and liabilities:		
Accounts receivable	(73,094)	-
Other assets	40	(241)
Accounts payable	2,636	6,102
Accrued payroll	14,535	-
Net cash provided by operating activities	$ (121,603)	$ (86,808)

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization and Basis of Accounting

Columbia Capital Markets, Inc. (the "Company") was incorporated in 1994. The Company is a member of the National Association of Securities Dealers (NASD). In early 2006, the Company changed its name to Carolina Municipal Securities, Inc.

The Company's mission is to underwrite or privately place with investors municipal and corporate debt securities, as well as to provide financial advisory services to municipalities and corporations.

Basis of Accounting

The financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles. Revenues are recognized when earned and expenses are recognized when incurred.

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated using the straight-line method.

Gain or loss on retirement of equipment is recognized in the statements of operations when incurred. Repairs and maintenance charges that do not increase the useful lives of the furniture and equipment are charged to operations as incurred.

Income Taxes

Effective January 1, 1994, the Company elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Under such election, the Company's federal and state taxable income or loss is passed through to the Company's stockholder. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements.

Carolina Municipal Securities, Inc.
Notes to Financial Statements
December 31, 2005

1. Summary of Significant Accounting Policies (continued)

<u>Deposits with Clearing Organization</u>

The Company clears certain of its proprietary and customer transactions through a clearing organization on a fully disclosed basis (as defined). The amount held by the clearing organization serves as collateral for security transactions.

2. Furniture and Equipment

Furniture and equipment as of December 31, 2005 and 2004, by major classification are summarized as follows:

	2005	2004	Estimated Useful Life in years
Furniture	$ 1,098	$ 1,098	10
Equipment	15,300	15,300	5
Total	16,398	16,398	
Less accumulated depreciation	(11,422)	(8,932)	
Furniture and equipment	$ 4,976	$ 7,466	

3. Operating Lease

The Company leases its office space under and operating lease agreement. Lease expense for each of the years ended December 31, 2005 and 2004, totaled approximately $21,800 and $21,000, respectively.

Future minimum lease payments required under the lease agreement as of December 31, 2005, are as follows:

Year Ending	
2006	$ 13,227
2007	13,558
2008	12,713
	$ 39,498

4. Employee Benefit Plans

The Company has a 401(K) Plan which covers substantially all employees to which the Company makes contributions on a discretionary basis. Contributions to the plan were $28,000 for 2005 and $0 for 2004.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at a time when the Company's net capital, as defined by the Rule, exceeds 1,500 percent of net capital. As of December 31, 2005, the Company had net regulatory capital of $26,920 which was $21,920 in excess of its required net capital. As of December 31, 2005, there were no material differences in the regulatory capital as reported in the financial statements from that reported in the December 31, 2005, FOCUS regulatory report.

Prepaid expenses and furniture and equipment included in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under Rule 15c3-1.

The Company's exemption from the reserve requirements of Rule 15c3-3 (Customer Protection Rule) is under the provision of Paragraph (k)(2)(ii), in that the Company has never held customer securities since its incorporation.

Supplementary Information

CLIFTON D. BODIFORD
Certified Public Accountant

||

3700 Forest Dr., Suite 406
P.O. Box 6556
Columbia, SC 29260-6556
Phone - (803) 787-4909
Fax - (803) 787-4808

Independent Auditor's Report on Supplementary Information

The Board of Directors
Carolina Municipal Securities, Inc.
Columbia, South Carolina

I have audited the accompanying financial statements of Carolina Municipal Securities, Inc., as of and for the years ended December 31, 2005, and have issued my report thereon dated February 10, 2006. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton D. Bodiford, CPA
Columbia, South Carolina
February 10, 2006

Schedule I


Columbia Capital Markets, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2005


	2005
Net Capital	
Total stockholder's equity	$ 106,858
Deduct stockholder's equity not allowable for net capital	
Total stockholder's equity qualified for net capital	106,858
Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	
B. Other (deductions) or allowable credits-deferred income taxes payable	
Total capital and allowable subordinated liabilities	106,858

Deductions and/or charges:

A. Non allowable assets	
Securities no readily marketable	
Exchange membership	
Furniture, equipment, and leasehold improvements, net	4,976
Prepaid expenses	1,868
Other assets	73,094
1. Additional charges for customers' and non-customers' security accounts	
2. Additional charges for customers' and non-customers' commodity accounts	
B. Aged fails-to-deliver	
1. Number of items-None	
C. Aged short security differences	
1. Number of items-None	
D. Secured demand note deficiency	
E. Commodity futures contracts and spot commodities-proprietary capital charges	
F. Other deductions and/or charges	
Net capital before haircuts on securities positions	26,920

Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)

A. Contractual securities commitments

B. Deficit in securities collateralizing secured demand notes

C. Trading and investment securities
    1.   Bankers' acceptances, certificates of deposit, and
         commercial paper
    2.   U.S. and Canadian government obligations
    3.   State and municipal obligations
    4.   Corporate obligations
    5.   Stocks and warrants
    6.   Options
    7.   Other securities
D. Undue concentrations
E. Other

Net Capital $ 26,920

Independent Auditors' Report
on Internal Control

Required by SEC Rule 17a-5

For the Year Ended December 31, 2005

CLIFTON D. BODIFORD
Certified Public Accountant

3700 Forest Dr., Suite 406
P.O. Box 6556
Columbia, SC 29260-6556
Phone - (803) 787-4909
Fax - (803) 787-4808

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors
Carolina Municipal Securities, Inc.
Columbia, South Carolina

In planning and performing my audit of the financial statements and supplementary information of Carolina Municipal Securities, Inc. (the "Company") for the year ended December 31, 2005, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission "(SEC)", I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practice and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standard established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate as of December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management and the SEC and is not intended, and should not be used by anyone other than these specified parties.

Clifton D. Bodiford, CPA
February 10, 2006